SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:
[ ] Preliminary Information Statement
[ ] Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2))
[X] Definitive Information Statement

NEWMARK VENTURES, INC.

(Name of Registrant as Specified In Its Charter)

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NEWMARK VENTURES, INC.
Suite 440- 375 Water Street
Vancouver, B.C. V6B 5C6
(604) 725-4160

NOTICE OF ACTION TAKEN WITHOUT A STOCKHOLDER MEETING

September 23, 2005

To the Stockholders of Newmark Ventures, Inc.:

The attached Information Statement is being delivered by Newmark Ventures, Inc. ("Corporation") in connection with the approval by the holders of a majority of our voting stock of an amendment to the Corporation's certificate of incorporation, specifically to permit the Corporation's board of directors to change the Corporation's name to Mangapets, Inc.

This Information Statement is first being mailed to stockholders on or about September 26, 2005. We anticipate that the amendment to our certificate of incorporation will become effective on or after October 17, 2005.

On August 3, 2005 the Corporation's board of directors approved a resolution calling on the stockholders of the Corporation to authorize the board of directors to change the Corporation's name. On September 7, 2005, the holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote thereon executed a written consent in accordance with the provisions set forth in Section 228 of the General Corporation Law of the State of Delaware and Article I, Section 7 of the Corporation's bylaws to adopt the amendment to the Corporation's certificate of incorporation.

This letter and the accompanying Information Statement are being distributed to you, our stockholders, in accordance with the requirements of Section 228 of the Delaware General Corporation Law and Section 14(c) of the Securities Exchange Act of 1934, as amended. The Information Statement describes the amendment to our certificate of incorporation.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Thank you for your continued interest in and support of Newmark Ventures, Inc.

By Order of the Board of Directors

/s/ Roderick Shand
Roderick Shand
Chief Executive Officer

NEWMARK VENTURES, INC.

Suite 440- 375 Water Street
Vancouver, B.C. V6B 5C6
(604) 725-4160

INFORMATION STATEMENT

NEWMARK VENTURES IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

This Information Statement is being mailed on or about September 26, 2005 to all stockholders of record of Newmark Ventures, Inc., a Delaware corporation ("Corporation"). It is being furnished in connection with the adoption of an amendment to the Corporation's certificate of incorporation approved by written consent of the holders of a majority of the outstanding shares of common stock. The Corporation anticipates that the approved amendment will become effective on or after October 17, 2005. A copy of the amendment to the Corporation's certificate of incorporation is attached to this document as Exhibit A.

On August 3, 2005, the Corporation's board of directors adopted a resolution proposing and declaring advisable an amendment to the Corporation's certificate of incorporation. Specifically, the board of directors proposed that the Corporation's name be changed to Mangapets, Inc.

On September 7, 2005, said resolution was approved by the written consent of holders of a majority of the issued and outstanding shares of the Corporation's common stock entitled to vote thereon in accordance with the provisions set forth in Section 228 of the General Corporation Law of the State of Delaware and Article I, Section 7 of the Corporation's bylaws. The board of directors decided to obtain the written consent of holders of a majority of the outstanding common stock entitled to vote on the amendment in order to eliminate the cost and delay involved in holding a special meeting of the Corporation's stockholders and to amend the certificate of incorporation in a timely manner.

The record date for purposes of determining the stockholders entitled to vote and to whom this Information Statement is to be sent is September 7, 2005. As of the record date, the Corporation had 5,625,960 shares of common stock issued and outstanding and entitled to vote on the amendment, with each share of common stock entitled to one vote. The holders of 3,065,970 shares of the issued and outstanding common stock, representing approximately 54.5% of the votes entitled to be cast with regard to the amendment, approved the amendment by written consent.

Pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, the amendment may not be effected until at least twenty (20) calendar days after this Information Statement is sent to the Corporation's stockholders. The Corporation anticipates that the amendment will become effective on or after October 17, 2005.

There will not be a meeting of stockholders and none is required under the Delaware General Corporation Law because this action has been approved by written consent of the holders of a majority of the outstanding shares of voting common stock. Under Section 228 of the Delaware General Corporation Law and Section 14(c) of the Securities Exchange Act of 1934, as amended, the Corporation is required to provide prompt notice of the taking of corporate action without a meeting to stockholders of record who have not consented in writing to this action. This Information Statement is intended to provide you with the required notice.

NAME CHANGE TO MANAGPETS, INC.

The Corporation's boards of directors and the stockholders holding a majority of its common stock have approved the change of the Corporation's name from "Newmark Ventures, Inc." to "Mangapets, Inc." by means of an amendment to the Corporation's certificate of incorporation. The corporate name change will become effective upon the filing of an amendment to the Corporation's certificate of incorporation with the Delaware Secretary of State, which is expected to occur as soon as is reasonably practicable on or after the twentieth (20th) day following the mailing of this Information Statement to stockholders.

The decision to change the Corporation's name to "Managpets, Inc." was taken as necessary to effectively distinguish our business.

The Corporation is currently in the process of developing an online virtual pet portal/website with highly interactive two-dimensional graphical interfaces and a powerful multi-layered back end engine which will enable the building of a worldwide virtual community. The portal will contain games, merchandizing, and activities inspired by the "Manga" theme. "Manga" has come to describe Japanese comic books and animated cartoons.

Included on the site will be:

- interactive, engaging, and interesting Manga inspired characters, pets, species and avatars who the users will be able to identify;
- games and situations where users can accumulate virtual points which they can use to trade with other users or exchange for items for their pets, species or avatars;
- several different settings or environments which blend and join together to create one complete community or world through which users can traverse;
- storylines and narratives, names and profiles for the characters, names and descriptions for the different environments;
- a virtual shopping mall where national and international chain stores can rent web site space for the purpose of showcasing their goods and providing them with an advertising opportunity. Users will be able to use their virtual points to purchase virtual goods for their pets, species and avatars, as well as exchange them for discount purchase vouchers for "real" items for their personal use;
- an integrated back end e-commerce engine that will allow for the merchandising and licensing of products associated with the site;
- Japanese, Chinese, Korean, French, Spanish, German, Italian and Portuguese translations of the site content

CORPORATE SECURITIES

The voting and other rights that accompany the Corporation's securities will not be affected by the change in corporate name. However, both the ticker symbol, which is "NWMV" and the CUSIP number will change as a result of the Corporation's name change. Stockholders may, but need not, exchange their certificates to reflect the change in corporate name and CUSIP number. Your existing certificate or certificates will continue to represent shares of the Corporation's common stock as if its name had not changed. The Corporation's transfer agent will issue stock certificates with its new name as stock certificates are sent in upon transfers of shares by existing stockholders. Until you sell or otherwise transfer your shares of common stock, there is no need to send your existing stock certificates to the transfer agent or the Corporation.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the outstanding shares of common stock is required for approval of the amendment to Corporation's certificate of incorporation. The Corporation has obtained this approval through the written consent of stockholders owning a majority of the outstanding voting shares of its common stock. Therefore, an extraordinary meeting of the stockholders to approve amendment is unnecessary and will not take place for this purpose.

ABSENCE OF DISSENTERS' RIGHTS

No dissenters' or appraisal rights are available to the Corporation's stockholders under the Delaware General Corporation Law in respect to this amendment to the Corporation's certificate of incorporation.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of September 7, 2005 with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group. The notes accompanying the information in the table below, if any, are necessary for a complete understanding of the figures provided below. As of September 7, 2005 there were 5,625,960 shares of common stock issued and outstanding.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock ($0.001 par value)	Roderick Shand President/Chief Executive Officer/Director Suite 440-375 Water Street Vancouver, BC V6B 5C6	0	0%
Common Stock ($0.001 par value)	Paul Bains Secretary/Officer/Director Suite 440-375 Water Street Vancouver, BC V6B 5C6	0	0%
Common Stock ($0.001 par value)	Centrum Bank AG Postfach 1168 FL 9490 Vaduz Lietchenstein	375,000	6.7%
Common Stock ($0.001 par value)	Avtar Thind 18981 18th Street Edmonton Alberta T5Y 6B9	375,000	6.7%
Common Stock ($0.001 par value)	Pia Athayde 204 -750 Kenaston BLVD Winnipeg, Manitoba R3N 1Y3	306,467	5.4%
Common Stock ($0.001 par value)	Ryan Hamouth 1717 Bayshore Drive Apt 401 Vancouver, B.C. V6G 3H3	319,723	5.7%
Common Stock ($0.001 par value)	Directors and Executive Officers as a Group (2)	0	0%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director, executive officer, associate of any director or executive officer or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the amendment to be made to the Corporation's certificate of incorporation or in any action covered by the related resolution adopted by the board of directors, which is not shared by all other stockholders.

ADDITIONAL INFORMATION

Additional information concerning the Corporation, including its annual and quarterly reports on Forms 10-KSB and 10-QSB which have been filed with the Securities and Exchange Commission, may be accessed through the EDGAR archives at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Exchange Act of 1934, as amended, the Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto authorized.

NEWMARK VENTURES, INC.

By Order of the Board of Directors

By: /s/ Roderick Shand
Roderick Shand, Chief Executive Officer

Vancouver, British Columbia, Canada
September 23, 2005

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
NEWMARK VENTURES, INC.

A corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation")

DOES HEREBY CERTIFY:

FIRST: That, at a meeting of the Board of Directors of Newmark Ventures, Inc., a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for written consent of stockholders in lieu of a meeting. The resolution setting forth the proposed amendment is as follows:

> RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

> > "1. The name of the corporation is Mangapets, Inc."

SECOND: That thereafter, pursuant to the resolution of its Board of Directors, the holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote thereon executed a written consent greater than the necessary number of shares as required by statute in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions set forth in Section 228 of the General Corporation Law of the State of Delaware and Article I, Section 7 of the Corporation's bylaws.

IN WITNESS WHEREOF: the undersigned hereby duly executes this Certificate of Amendment declaring and certifying under penalty of perjury that this is the act and deed of the Corporation and the facts herein stated are true, this 7th day of September, 2005.

/s/ Roderick Shand
Roderick Shand, President